[redacted]

15046893

ATES
ANGE COMMISSION
.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 69150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: eBond Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue, 6th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Fairweather 646-495-5692
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1720 Epps Bridge Parkway, Suite 108-381	Athens	GA	30606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Fairweather, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of eBond Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIRGINIA D. JOHNSON
Notary Public, State of New York
No. 01JO6094411
Qualified in Kings County
Commission Expires 11/06/2015

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2014
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
eBond Securities, LLC

We have audited the accompanying financial statements of eBond Securities, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of eBond Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of eBond Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of eBond Securities, LLC's financials statements. The supplemental information is the responsibility of eBond Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WJB & Co., P.C.

Athens, Georgia
February 13, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS:		
Cash	$	38,538
Prepaid expenses and other assets		3,728
Total current assets	$	42,266

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY		42,266
Total liabilities and member's equity	$	42,266

The accompanying notes are an integral part of these financial statements.

eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE	$ -
OPERATING EXPENSES:	
Audit	26,250
Consulting	15,000
Office, general and admin	10,909
Regulatory fees	1,326
Insurance	472
Advertising	125
Total expenses	54,082
NET OPERATING LOSS	(54,082)
OTHER INCOME	
Interest	13
NET LOSS	$ (54,069)

The accompanying notes are an integral part of these financial statements.

eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

MEMBER'S EQUITY, JANUARY 1, 2014	$	36,335
Net loss		(54,069)
Contributions from member		60,000
MEMBER'S EQUITY, DECEMBER 31, 2014	$	42,266

The accompanying notes are an integral part of these financial statements.

eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES:		
Net loss	$	(54,069)
Adjustments to reconcile net loss to net cash used by operating activities		
Increase in prepaid expenses and other assets		(2,266)
Net cash used by operating activities		(56,335)
FINANCING ACTIVITY:		
Contributions from member		60,000
Net cash provided by financing activity		60,000
NET INCREASE IN CASH		3,665
CASH AT BEGINNING OF YEAR		34,873
CASH AT END OF YEAR	$	38,538

The accompanying notes are an integral part of these financial statements.

eBond Securities, LLC
A LIMITED LIABILITY COMPANY

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

eBond Securities, LLC (the "Company"), a Delaware limited liability company formed on March 11 2011, is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on May 13, 2013.

eBonds are standard corporate bonds with an expanded bond indenture that allows an eBond to be exchanged for series of enhanced eBonds that differ only with respect to their degree of credit enhancement, ranging from zero to 100%, and vice versa, at any point in time during the life of the eBond. The credit protection in the enhanced eBonds is provided by an exchange-cleared standard credit default swap contract funded by the enhanced eBonds investor and held for their benefit by the bond indenture trustee. In the event of an issuer default, enhanced eBonds are prepaid at par with the proceeds from the CDS settlement.

The Company intends to provide consulting services to eBond issuers and operate an "exchange" platform that provides broker-dealers with a consistent process for converting eBonds into enhanced eBonds and vice versa.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Development Stage Company

The Company has been in the development stage since its formation and has not realized any revenue from operations. The company is currently engaged in starting up the business of providing consulting services to eBond issuers and operating an "exchange" platform that provides broker-dealers with a consistent process for converting eBonds into enhanced eBonds and vice versa.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly, no provision for income taxes is provided in the financial statements as they are the responsibility of the member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The member files income tax returns in the U.S. federal jurisdiction and various state jurisdictions and is subject to U.S. federal income tax examination by tax authorities for tax years since inception.

Advertising Costs

Advertising costs, if any, are charged to expenses as incurred.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $38,538 which was $33,538 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 0%.

4. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement with the Parent wherein the Parent provides certain rent, facility, and office services. The Parent received $8,668 from the Company during the year-ended December 31, 2014 in connection with such agreement. Such expenses are reflected as office, general and admin expense on the statement of operations as a component of prepaid expense and other assets on the accompanying statement of assets and liabilities.

5. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 13, 2015, the date its financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

		SCHEDULE I
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	42,266
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid expenses and other assets		3,728
NET CAPITAL	$	38,538
TOTAL AGGREGATE INDEBTEDNESS	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital		33,538
Excess net capital at 120 percent		32,538
Percentage of aggregate indebtedness to net capital		0.00%

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2014.

The accompanying notes are an integral part of these financial statements.

eBond Securities, LLC

A LIMITED LIABILITY COMPANY

DECEMBER 31, 2014

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company did not maintain possession or control of any customer funds or securities.

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
eBond Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) eBond Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which eBond Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) eBond Securities, LLC stated that eBond Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. eBond Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about eBond Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WJB & Co., P.C.

Athens, Georgia
February 13, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

eBond Securities, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2014

We, as members of management of eBond Securities, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

eBond Securities, LLC

Michael Fairweather, CEO

February 13, 2015

Date

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

February 18, 2015

Those Charged with Governance
eBond Securities, LLC

We have audited the financial statements of eBond Securities, LLC (the Company) as of and for the year ended December 31, 2014, and issued our report thereon dated February 13, 2015. Professional standards require that we provide you with the following information related to our audit.

Auditor Responsibilities
We are responsible for conducting our audit of the financial statements in accordance with the standards established by the Public Company Accounting Oversight Board (United States). In carrying out this responsibility, we planned and performed the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud. Because of the nature of audit evidence and the characteristics of fraud, we are to obtain reasonable, not absolute, assurance that material misstatements are detected. We have no responsibility to plan and perform the audit to obtain reasonable assurance that misstatements, whether caused by error or fraud, that are not material to the financial statements are detected.

In addition, in planning and performing our audit of the financial statements, we considered the internal control of the Company in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements. An audit of the financial statements does not include examining the effectiveness of internal control and does not provide assurance on internal control.

Significant Accounting Policies
Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in the financial statements. No new significant accounting policies were adopted and the application of existing policies was not changed during 2014. We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Management Judgments and Accounting Estimates
Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. We identified no significant estimates.

Financial Statement Disclosures
Management is responsible for the selection and use of appropriate financial statement disclosures to ensure that the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Management determines the completeness of financial statement disclosures by reading current accounting pronouncements and evaluating the relevance to their financial statements. The significant financial statement disclosures include related party transactions and net capital requirements. No matters have come to our attention that would require us, under professional standards, to inform you that the financial statement disclosures selected and prepared by management do not comply with accounting principles generally accepted in the United States of America.

Audit Adjustments and Uncorrected Misstatements
Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). In our judgment, none of the adjustments we proposed, whether recorded or unrecorded by the Company, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process. We believe the effects of the uncorrected financial statement misstatements (if any) are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Disagreements with Management
For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditors' report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants
In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditors' opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors and During the Audit
We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit
We encountered no significant difficulties in dealing with management in performing and completing our audit.

Other Matters
With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with accounting principles generally accepted in the United States of America, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

With respect to our review of management's Exemption Report, we made inquiries and performed other required procedures to obtain evidence about the Company's compliance with the exemption provisions of 17 C.F.R. §15c3-3(k), in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Other Material Written Communications
The written communication that we believe constitutes other material written communications between management and us related to the year ended December 31, 2014 include the representation letter dated February 13, 2015 for the December 31, 2014 financial statements. A copy of this communication has been attached to this letter.

Independence
Our professional standards suggest that we communicate to you, at least annually, matters that we have considered in determining that we are independent of the Company and provide confirmation that we are independent accountants with respect to the audit of the Company.

We hereby confirm that as of the date of this letter, we are independent accountants with respect to the Company under the relevant professional standards.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of the Company and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

WJB & Co., P.C.

WJB & CO., P.C.
1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

eBond Securities

February 13, 2015

WJB & Co., P.C.
1720 Epps Bridge Parkway
Suite 108-381
Athens GA 30606

Dear Mr. Bowden,

This representation letter is provided in connection with your audit of the financial statements of eBond Securities, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 15, 2015, the following representations made to you during your audit.

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
2. The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
3. We have provided you with:
    a. Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.
    b. Additional information that you have requested from us for the purpose of the audit.
    c. Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
    d. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
4. We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
5. We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

6. Related party relationships and transactions and amounts receivable from or payable to related parties have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
7. Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
8. Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
9. The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
10. The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
11. Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
12. All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
13. There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
14. All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
15. There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
16. The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
17. There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
18. The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.
19. All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
20. We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
21. We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    a. Management,
    b. Employees who have significant roles in internal control, or
    c. Others where the fraud could have a material effect on the financial statements.
22. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
23. We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.

24. We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

25. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties*.

26. There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.

27. We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.

28. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

29. Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.

30. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

31. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

32. We understand and acknowledge our responsibility for the fair presentation of the supplemental information in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the supplemental information, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the supplemental information have not changed from those used in the prior period. The form and content of supplemental information complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

33. There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2014 or through February 13, 2015.

34. There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

35. We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

    a. Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.

    b. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

    c. We believe that our practices and procedures were adequate at December 31, 2014 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2014.

36. We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, as stated in management's exemption report, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

37. The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2014 and through February 13, 2015.

38. Net capital computations prepared by us during the period January 1, 2014 through December 31, 2014 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.

39. There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2014 or during the period January 1, 2014 through December 31, 2014, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

40. There are no outstanding past due PCAOB accounting support fees.

41. We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

42. No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Officer Signature: ____________________

Name : Michael Fairweather, CEO

eBond Securities

February 13, 2015

Mr. Wade J. Bowden
WJB & Co., P.C.
1720 Epps Bridge Parkway, Suite 108-381
Athens, Georgia 30606

Dear Mr. Bowden:

In connection with your engagement to determine whether there are any material modifications that should be made to management's assertions as stated in the Exemption Report for eBond Securities, LLC (the Company) as of December 31, 2014 for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934, we confirm to the best of our knowledge and belief, the following representations made to you during your engagement:

1. We acknowledge that we are responsible for the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the year ended December 31, 2014.

2. We acknowledge that we are responsible for management's assertions as referenced above.

3. We have made available to you all records and other information relevant to management's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the auditor's review report; and

4. Subsequent to the period addressed in management's assertions, there were no known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Signature:

Michael Fairweather, CEO